UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)



                     Warrantech Corporation
---------------------------------------------------------------
                        (Name of Issuer)

                 Common Stock, $0.007 par value
---------------------------------------------------------------
                 (Title of Class of Securities)

                          934648106
                  -------------------------
                       (CUSIP Number)

                         William Tweed
                        Lance Aux Epines
                      St. Georges, Grenada
                          West Indies
 --------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications) - with copies to -

                     Ronald L. Brown, Esq.
                       Andrews Kurth LLP
                  1717 Main Street, Suite 3700
                      Dallas, Texas 75201
                         (214) 659-4469

                        January 31, 2007
                ----------------------------------
                    (Date of Event which
                Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 934648106           13D                     Page 2 of 4


1   NAME OF REPORTING PERSON                      William Tweed
    S.S. OR I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a) [   ]
    GROUP*                                            (b) [   ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION          United States

  NUMBER OF    5   SOLE VOTING POWER                          0
    SHARES
 BENEFICIALLY  6   SHARED VOTING POWER                        0
   OWNED BY
     EACH      7   SOLE DISPOSITIVE POWER                     0
  REPORTING
    PERSON     8   SHARED DISPOSITIVE POWER                   0
     WITH

9   AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                  0

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [   ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        0%

12  TYPE OF REPORTING PERSON                                 IN

                          Schedule 13D
                          ------------

This Amendment No. 6 to Schedule 13D ("Amendment No. 6") is being filed on behalf of William Tweed ("Tweed") with respect to the common stock (hereinafter referred to as the "Common Stock") of Warrantech Corporation (the "Company").

Item 1 Security and Issuer
       -------------------

     Security: Common Stock, $0.007 par value.
     Issuer:   Warrantech Corporation
               2200 Highway 121
               Bedford, TX  76021

Item 2 Identity and Background
       -----------------------

(a)  Name:  William Tweed.
     Business Address:  Lance Aux Epines, St. Georges, Grenada,
                        West Indies

(b)  Present Principal Occupation:  Retired

(c) During the last five years, Mr. Tweed has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five years, Mr. Tweed has not been a party to a civil proceeding of the judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(e)  United States of America.

Item 3 Source and Amount of Funds
       --------------------------

     Not applicable.

Item 4 Purpose of Transaction
       ----------------------

On January 31, 2007, pursuant to the Agreement and Plan of Merger, dated as of June 7, 2006, as amended by Amendment No. 1 and Amendment No. 2 thereto (the "Merger Agreement"), among WT Acquisition Holdings, LLC ("Parent"), WT Acquisition Corp. ("Merger Sub") and Warrantech Corporation (the "Company"), Merger Sub, a wholly-owned subsidiary of Parent, merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"). The Company is now a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock of the Company, $0.007 par value per share ("Common Stock"), other than shares held by Parent or Merger Sub, treasury shares and dissenting shares, was cancelled in exchange for the right to receive $0.75 in cash, without interest (the "Merger Consideration"). In addition, all outstanding options for Common Stock were cancelled in exchange for the right to receive the Merger Consideration less the exercise price of such options.

Item 5 Interest in Securities of the Issuer
       ------------------------------------

(a) Mr. Tweed is the beneficial owner of 0 shares (0%) of the common stock of the Company.

(b)  0 shares.

(c)  See Item 4.

(d)  Not applicable.

(e)  January 31, 2007.

Item 6 Contracts, Arrangements, Understandings or Relationships
       with respect to Securities of the Issuer
       --------------------------------------------------------

None other than the agreements described under Item 4 above and incorporated by reference hereto.

Item 7 Material to be filed as Exhibits
       --------------------------------

(a) Agreement and Plan of Merger, dated as of June 7, 2006, as amended by Amendment No. 1 and Amendment No. 2 thereto, among WT Acquisition Holdings, LLC, WT Acquisition Corp. and Warrantech Corporation. (Incorporated by reference from the Company's Proxy Statement on Schedule 14D filed on December 1, 2006.)

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2007          /s/  WILLIAM TWEED
                                 --------------------------
                                 WILLIAM TWEED